MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended September 30, 2018	Year Ended December 31, 2017
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$308,467	$284,982
Income Taxes	23,264	65,041
	331,731	350,023
Rents (b)	24,848	24,576
Interest (c)	85,123	83,091
Total Earnings Available for Fixed Charges	$441,702	$457,690

Preferred Dividend Requirements	$—	$171
Ratio of Income Before Income Taxes to Net Income	108%	123%
Preferred Dividend Factor on Pretax Basis	—	210
Fixed Charges (d)	109,934	107,619
Combined Fixed Charges and Preferred Stock Dividends	$109,934	$107,829
Ratio of Earnings to Fixed Charges	4.0x	4.3x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.0x	4.2x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).